

Cynthia Chioma Nwaubani, PharmD,BCGP

· 2nd



PharmD Live

Temple University Sc
Pharmacy

CEO & Founder @ PharmD Live | Futurist | Medicare Quality Measures| MTM & Pop Health Mgt |Med Risk Mgt|Health Informatics|

Washington, District of Columbia, United States ·

500+ connections · Contact info

Providing services

Healthcare Consulting

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Featured



Cognitive problems...Is it really Dementia? Or dementia-l
adverse effects due to medications? #healthcare #chroniccaremanagement #patientsafety #physicians #healthcareproviders #pharmacists #getthemedsright

Medication fog can mimic or worsen dementia in the el

apnews.com • 5 min read

16 · 5 Comments

Experience



CEO and Founder

PharmD Live · Full-time

Jun 2016 – Present · 4 yrs 3 mos

Washington D.C. Metro Area

Healthcare executive responsible for the developr
strategies and organizational goals,with a primary
pharmacy solutions to different healthcare vertica
An entrepreneur and analytical thinker, with a stro
operations and maximizing productivity to improv
manner. A creative and resourceful decision make
of complex clinical situations, creating action plan

Medication Management Director

MedRev

Feb 2016 – Sep 2017 · 1 yr 8 mos

Faifax VA

Led efforts to assist pharmacy stakeholders to int
continuum of care.
Implemented best in class MTM programs for vari
patient services and business growth.



Population Health and Consultant Pharmac

Privia Health

Aug 2015 – Dec 2016 · 1 yr 5 mos

Arlington va

Transitional Care program implementation for complex, high risk patients with a focus on
reducing post-discharge hospital readmission rates and ED visits, and ultimately improving
patient care and outcomes, quality metrics such as HEDIS, HCAPS, and NCQA measures, STAF
ratings, and healthcare cost reduction.   **...see mor**



MTM Specialist

Mirixa Corporation

Jan 2012 – 2016 · 4 yrs

Reston VA

Responsible for conducting telephonic comprehensive medication reviews (CMR) and quarterly
targeted medication reviews (TMR) by identifying, resolving, and preventing medication-relate
problems for targeted medicare Part D beneficiaries.



In-patient Pharmacist

 **HOSPITAL**   The George Washington University Hospital
Dec 2010 – Jan 2012 · 1 yr 2 mos
Washington D.C. Metro Area
Assisted with the following -Analysis of prescribin
reaction trends. Evaluation of the quality and effe
maintenance for pharmacy files, patient profiles, a
of poisons, narcotics, and controlled drugs.

Show 2 more experiences ⌄

Education



Temple University School of Pharmacy
Graduate Certificate, Clinical Research
2008 – 2009



Temple University School of Pharmacy
Doctor of Pharmacy - PharmD, Pharmacy
2005 – 2009
Activities and Societies: Rho Chi Honors

Licenses & Certifications



Executive Leadership
LinkedIn
Issued Feb 2018 · No Expiration Date



Board Certified Geriatric Pharmacist
BPS - Board of Pharmacy Specialties
Issued Nov 2015 · No Expiration Date
Credential ID 9105151

See credential

Board Certified Geriatric Pharmacist
BPS - Board of Pharmacy Specialties



